UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the month of December 2002
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	December 27, 2002
By
Name:	Marcos Grodetsky
Title:		Director of Investor Relations



TNE EXTRAORDINARY SHAREHOLDER'S MEETING APPROVES CHANGE IN BYLAWS




 	Rio de Janeiro, December 27, 2002 - TELE NORTE LESTE PARTICIPACOES S.A. (NYSE: TNE), the holding company of providers of telecommunications services in the north, northeastern and eastern regions of Brazil, announces that at the
 Extraordinary Shareholders' Meeting held this morning, a change in article nine of the Company's Bylaws with respect to the rights of preferred shares was approved, in order to extend to these shares, in addition to the existing rights, the priority in receiving dividends corresponding to three percent of the equity value of the share. With this change, the holders of the Company's preferred shares become entitled to: priority for capital reimbursement (without premium); priority for the payment of minimum, non-cumulative dividends of: (a) six percent per year on the amount resulting from the division of the subscribed capital by the total amount of the Company's shares, or (b) three percent of the equity value of the share, whichever is greater; and the right to a participate in the distribution of the remaining income, in equal conditions with common shares, after such shares have received the same dividend attributed to the preferred shares.






For more information, please contact:


TNE - INVESTOR RELATIONS				THOMSON FINANCIAL CORPORATE
 GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208
Rick Huber (richard.huber@tfn.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Mariana Crespo (mariana.crespo@tfn.com)
Fax: 55 21 3131 1155					Tel: 1 212 807 5026

Fax: 1 212 807 5025



Visit our Investor Relations Website:   www.telemar.com.br/ir